UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 9, 2025, NaaS Technology Inc. (the “Company”) received a letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has regained compliance with Nasdaq’s Listing Rule 5550(b)(2), and the matter is now closed.

The Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	NaaS Technology Inc. Regains Compliance with Nasdaq Minimum Market Value of Listed Securities Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: December 10, 2025